UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
          WASHINGTON, DC 20549
             SCHEDULE 13G
            (Rule 13d-102)

INFORMATION TO BE INCLUDED  IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b)(c)AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)Under the Securities Exchange
Act of 1934
          (Amendment No. 1)*


         RICHMONT MINES INC
          (Name of Issuer)


          Common Stock
  (Title of Class of Securities)

          76547T106
        (CUSIP Number)

  DKR MANAGEMENT COMPANY INC.
   1281 EAST MAIN STREET
STAMFORD, CONNECTICUT 06902
      (203) 324-8400

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

        December 31, 2002
(Date of Event Which Requires Filing of
this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

X  Rule 13d-1(b)
   Rule 13d-1(c)
   Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  NAME OF REPORTING PERSONS

DKR MANAGEMENT COMPANY, INC.

IRS IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITITES ONLY)
22-3095881

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP*

See Attached

(a)
(b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION

Corporation organized in Delaware.

Number of Shares Beneficially Owned By Each
Reporting Person With:

5.   SOLE VOTING POWER
N/A

6.   SHARED VOTING POWER

0

7.    SOLE DISPOSITION POWER
N/A

8. SHARED DISPOSITION POWER

0

See Item 6


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

0


10. CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9

0

12.  TYPE OF REPORTING PERSON*

DKR Management Company Inc. is a registered
Investment Adviser  (IA).

Item 1:	Security and Issuer

1(a) 	Name of Issuer
RICHMONT MINES INC

1(b)	Address of Issuer's Principal
Executive Offices
1, Place-Ville-Marie
Suite 2130
Montreal, PQ H3B 2C6
CANADA

Item 2:	Identity and Background

2(a)	Name of person Filing
	DKR Management Company, Inc.
2(b)	Address of Principal Business Office or,
if none, Residence
1281 East Main Street, Stamford,
CT 06902
2(c)	Citizenship/ Corporation organized
	A corporation organized in Delaware
2(d)	Title of Class of Security
	RICHMONT MINES INC.
2(e)	Cusip Number
	76547T106

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a:

DKR Management Company, Inc. is filing
Form 13G as a Qualified Institutional Investor pursuant to Rule 13d-1(b).

Item 4:   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1:

4(a)	Amount Beneficially Owned

0

4(b)	Percent of Class

0

4(c) 	Number of shares as to which the
person has

(i) Sole Power to vote or to direct the vote
None

(ii)	Shared power to vote or to direct the vote

0
(iii) Sole power to dispose or to direct the disposition of
None

(iv) Shared power to dispose or to direct the disposition of

0

See above 4(c)(ii)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5: Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent
on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7:	Identification and Classification
of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding
Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification
of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

See attached - Exhibit I

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be
furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	February 13, 2003


/s/ Barbara Burger

Barbara Burger
Senior Vice President & General Counsel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.






EXHIBIT I


The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.
The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DKR Capital Partners LP

/S/ Barbara Burger
___________________________________

Barbara Burger
Senior Vice President & General Counsel


Framework Advisors LLC

/s/ Carol O/Donnell
_____________________________

Carol O'Donnell
General Counsel







 .DKR Management Company Inc. (DKRMCI),
is a registered Investment Advisor, served as the Investment Manager to AIG DKR Commodity
Arbitrage Fund LP and AIG DKR Commodity
Arbitrage Fund Ltd. (the "Funds") (formerly,
AIG Commodity Arbitrage Fund LP and AIG
Commodity Arbitrage Fund Ltd., respectively).
Pursuant to an Assignment and Assumption
Agreement, DKR Capital Partners LP will perform and satisfy all obligations of DKRMCI, including those under the Advisory Service Agreement.
DKR Capital Partners L.P. (DKRLP) is also a registered Investment Advisor and is a Qualified
Institutional Investor pursuant to Rule 13d-1(b)

Framework Advisors LLC ("Framework") has entered into an Advisory Service Agreement with DKRMCI, to act as a portfolio manager to the Funds.

DKRLP and Framework disclaim any beneficial ownership of the securities to which this Form relates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except as to Richmont representing a portion of the undersigneds' interest in the profits of the Funds.

Framework Advisors LLC, incorporated in
Delaware (OO), principal place of business:
767 Third Avenue, New York, New York 10017